Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
January 29, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letters dated September 30 and December 17, 2009, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Ms. Kathleen Collins
General
1.	We refer to your responses to prior comments 2,4,5,6,9, and 10. We note that while you have confirmed that you will provide responsive disclosure in subsequent filings, you have not clarified nor otherwise addressed the concerns raised with respect to your disclosures for the company’s fiscal year 2009. In your response letter, for each of the above-cited comments, please provide substantive responses to the comments issued regarding the disclosure for fiscal year 2009.

Response:	Prior Comment No. 2: Property, Plants and Equipment, page 26:
It does not appear that the information you have cross-referenced in response to this item is fully responsive to the item requirement. Please include here a discussion of your material tangible fixed assets, including leased properties, and any major encumbrances thereon. The discussion should identify the material property leases by location, size and use. To the extent you identify material leases, they should be filed as exhibits to the Form 20-F pursuant to Instruction 4(b)(iv) as to Exhibits.
Response to Prior Comment No. 2: IIJ respectfully advises the staff that property and equipment recorded on our consolidated balance sheet as of March 31, 2009 consisted of the following:

Thousands of Yen
2009
Data Communications equipment	1,010,283
Office and other equipment	1,190,217
Leasehold improvements	1,010,805
Purchased software	9,459,207
Assets under capital leases, primarily data communications equipment	16,946,896

Total	29,617,408
Less accumulated depreciation and amortization	(16,444,517)

Property and equipment- net	13,172,891

Our fixed assets consist mainly of (i) data communications equipment necessary to offer services on our network, such as routers and servers and which are mainly acquired under capital leases and (ii) software, such as those for back-office systems and others. Most of our property and equipment are located in Japan. While we lease some floor space in office buildings in Japan and the United States under operating leases, we do not own any land, buildings nor facilities such as factories. The above-mentioned property and equipment consist of many relatively small assets and therefore, we believe that we did not have material fixed assets as of March 31, 2009.
Other than the above assets recorded on our consolidated balance sheet, we use operating lease assets such as backbone lines, office premises and network operation centers. There are no known environmental issues that may affect our utilization of our property and equipment.
IIJ also advises the staff that it will include this additional disclosure of its material tangible fixed assets, including leased properties, and major encumbrances thereon and will identify the material property leases, if any, by size and use in its future filings starting with the Form 20-F for the year ending March 2010.

Ms. Kathleen Collins

Response:	Prior Comment No. 4: Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008, page 29; Total Revenues, page 29:
Please tell us what consideration you gave to discussing the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes in the pricing of your goods and services affected your revenues over the three-year period. Please refer to Item 5.A.1 of Form 20-F.
Response to Prior Comment No. 4: IIJ respectfully advises the staff that IIJ’s total revenue consists of a mixture of connectivity, outsourcing and Systems Integration (SI) and the changes in revenues are a result of the situation of each of the service lines.
Revenues for connectivity service for corporate use depend on the increase in the number of contracts for connectivity service and the increase in customers’ bandwidth usage. For the fiscal year ended March 2009, while there was price pressure for connectivity services, revenues increased as a result of the increase in total contracts and contracted bandwidth. In particular, IP contracts of over 1 Gbps, increased as a result of steady needs for network expansion from ISPs and content providers. Although we do not expect prices of connectivity services to largely increase in the fiscal year ending March 31, 2010 due to continued competition, we believe that customer demand for higher bandwidth and the increase in the number of contracts will continue contributing to revenue growth as the use of broadband by corporate customers expands. We will also focus on acquiring new customers as well as increase the use bandwidth of existing customers by maintain the quality of our services to differentiate them from those of our competitors.
Revenues for connectivity service for home use depend on the size of our customer base and pricing. For the fiscal year ended March 2009, the full contribution from hi-ho, which we acquired in June 2007, and the shift from dial-up and ADSL to optical line services which charges higher monthly fees were the main factors for revenue growth.
For outsourcing services, we are currently offering security-related, network-related, server-related and data center-related outsourcing services, such as firewall service, email service and web hosting services mainly toward our internet connectivity customer base. Our revenues depend on our ability to cross-sell the existing outsourcing services, add new features to existing outsourcing services and introduce new services. During the fiscal year ended March 2009, IIJ expanded features of major selling services such as the “IIJ SMX service”, introduced new services such as the “Secure Web Gateway Service1” and “IIJ Direct Access Solution2” and also opened the new Nerima DC. We believe that business customers will increasingly rely on the expanding range of our outsourcing services to enhance their productivity and to reduce costs. As a result, we expect our revenue from outsourcing services to continue to grow. Further, while we focus on increasing revenues from existing customers, we will also make efforts to attract new customers by maintaining the quality of our services to differentiate them from those of our competitors.
IIJ also advises the staff that it will enhance its disclosure about the pricing environment for its products and how any changes in the pricing of its goods and services affected its revenues over the last three-year period with language similar to the one provided in this response in its future filings starting with the Form 20-F for the year ending March 2010.

[1]	IIJ Secure Web Gateway Service provides Web filtering, anti-virus, and log management/downloading features through a gateway server located at the IIJ data center.

[2]	IIJ Direct Access Solution is the industry’s first remote access solution that provided closed network connections to the corporate LAN using the internet. This solution is provided together with IIJ’s mobile data communication service “IIJ Mobile Service”.

Ms. Kathleen Collins

Response:	Prior Comment No. 5: Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008, page 29; Total Revenues, page 29:
You state that revenues from equipment sales has been decreasing year by year because of your focus on providing systems construction services that have a higher margin to your corporate customers. You also state that systems construction revenues were significantly affected by the weak Japanese economy. Please tell us whether you considered including a discussion of how your decision to focus on providing systems construction to your corporate customers and the possibility of a continued decline of the Japanese economy will affect your operations in the future. See Section III.B of SEC Release No. 33-6835.
Response to Prior Comment No. 5: IIJ respectfully advises the staff that generally speaking, while Japanese customers, especially blue-chip companies, use already-made network services to build their network system, they also require customization to meet their individual demands. To meet such demands, IIJ believes that it is important for us to provide systems construction together with outsourcing services as a total network solution provider. As a result, we have been focusing on providing systems construction to our corporate customers. For equipment sales, we sell third-party equipment to meet the one-stop needs of our customers, however, we do not focus aggressively on equipment sales because of its low margin and because it adds little value on our total network solution business.
The systems construction, which we provide with our IP expertise, is mainly IP-related network construction such as VPN network and IP-based server system construction such as web server and email server systems. Systems construction can be largely affected by the economic situation, as corporations would presumably reduce their IT-related investments unless such investments are deemed critical.
As a result of the sudden downturn in the economy in the latter half of the fiscal year ended March 31, 2008, our systems construction revenues decreased by 18.7% year-over-year. For the fiscal year ended March 31, 2009 and reflecting the deteriorating economic situation in the fiscal year ending March 31, 2010, we expect Japanese companies to continue to withhold their IT-related investments, which as a result, may have an adverse effect on our SI revenue growth and future operations.
However, for the mid-to long term, we believe demand for these IP-related network construction will increase as it is indispensable for Japanese companies to facilitate the use of new IP technology to increase their competitiveness against their competitors. IP technology is also available to reduce their network-related costs. We anticipate that Japanese companies will increase the use of IP-related network construction for their network systems when the general economic situation and the business results of the particular Japanese companies recover.
IIJ also advises the staff that it will enhance its disclosure about how its decision to focus on providing systems construction to its corporate customers and the possibility of a continued decline of the Japanese economy will affect its future operations with language similar to the one provided in this response in its future filings starting with the Form 20-F for the year ending March 2010.

Ms. Kathleen Collins

Response:	Prior Comment No. 6: Cash Flows, page 43:
The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accounts receivables decreased 12% from March 31, 2008 compared to March 31, 2009 and increased 25% from March 31, 2007 to March 31, 2008 and the reasons for such increase are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.
Response to Prior Comment No. 6: IIJ respectfully advises the staff that net cash provided by operating activities for the fiscal year ended March 31, 2007, 2008 and 2009 were JPY7.4 billion, JPY4.5 billion and JPY8.6 billion, respectively.
One of the main reasons mentioned regarding the changes in operating assets and liabilities were the decrease and increase in account receivables. In general, connectivity and outsourcing services we provide are recurring revenues and are billed on a monthly basis and collected the following month after they are billed. Therefore, cash flow will increase in accordance with the increase in revenues. On the other hand, systems construction is a one-time revenue and is billed when the constructed network systems are delivered and accepted by the customer and collected the following month or later, depending on the terms of the particular contract. Therefore, it will have a large volatility on cash flow depending on the number and the size of the project. Further, because many Japanese companies have fiscal years ending in March and a budget system that act in concert, many systems construction projects, especially if the size of the systems construction project is large, are likely to be completed in March. As a result, account receivables tend to accumulate at the end of the fiscal year, in relation to systems construction revenues.
Our account receivables increased in the fiscal year ended March 31, 2008 compared to the previous year due to the fact that systems construction revenues increased by 8.2%. For the fiscal year ended March 31, 2009, our account receivables decreased compared to the previous year due to the fact that systems construction revenues decreased by 18.7%.
IIJ believes that its liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact its future liquidity and also advises the staff that it will include additional disclosure regarding the underlying reasons for material changes in its operating cash flows in its future filings with language similar to the one provided in this response starting with the Form 20-F for the year ending March 2010.

Ms. Kathleen Collins

Response:	Prior Comment No. 9: Related Party Transactions, page 54:
It appears that the limitation of liability agreements between the company and the outside directors and outside company auditors are related party agreements and should be described in this section. Please advise.
Response to Prior Comment No. 9: IIJ respectfully advises the staff that it will insert the following additional disclosure on the agreements on limited liability between IIJ and its outside directors and auditors in the Related Party Transactions section of the Form 20-F in its future filings starting with the Form 20-F for the year ending March 2010:
“Transactions with Outside Directors and Auditors. On June 26, 2008, we entered into an agreement on limited liability with one of our outside directors, Mr. Junnosuke Furukawa, and on June 27, 2008, we also entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi, our outside auditors, pursuant to which their liability for damages sustained by us as a result of their actions is limited to an aggregate of 10 million yen. For further discussion, see Item 10.C. Material Contracts and Exhibit 4.6 of the 2009 Form 20-F”.

Response:	Prior Comment No. 10: Material Contracts, page 61
Please expand your disclosure regarding the limitation of liability agreements by disclosing the material terms and conditions of the agreements. In addition, ensure that you have included here a discussion of all of the non-ordinary course material contracts filed as exhibits to the Form 20-F that complies with Item 10.C. of the Form.
Response to Prior Comment No. 10: IIJ respectfully advises the staff that it will expand the disclosure regarding the agreements on limited of liability between IIJ and its outside directors and auditors by disclosing the material terms and conditions of the agreements in the Material Contracts section of the Form 20-F in its future filings starting with the Form 20-F for the year ending March 2010 with language similar to the following:
“On June 26, 2008, we entered into an agreement on limited liability with one of our outside directors, Mr. Junnosuke Furukawa, and on June 27, 2008, we also entered into additional agreements on limited liability with Mr. Yasurou Tanahashi, Mr. Takashi Hiroi and Mr. Shingo Oda, our outside directors and with Mr. Masaki Okada and Mr. Masaaki Koizumi, our outside auditors. Under the terms of the agreements on limited liability, the liability of outside directors and auditors for damages sustained by us as a result of their actions is limited to an aggregate of 10 million yen. The agreements on limited liability are automatically renewed if the outside directors and auditors are re-elected and terminate when the outside directors and auditors subject to the agreements on limited liability become a director, executive officer or employee of the Company. The agreements on limited liability The full English translation of the Agreement on Limited Liability is filed as Exhibit 4.6 of the 2009 Form 20-F.
IIJ also informs the staff that, as shown in Exhibit 4.6 of the 2009 Form 20-F, the agreements on limited liability are short and do not contain extensive information.

Ms. Kathleen Collins
Item 4. Information on the Company
Business Overview, page 12
2.	Please refer to prior comment 2 and tell us whether you had any material leases during your fiscal year ended March 31, 2009 that were required to be filed. If so, please amend your Form 20-F to file any such agreements.

Response:	IIJ respectfully confirms to the staff that it had no material leases during the fiscal year ended March 31, 2009 which were required to be filed.
Exhibits, page 77
3.	We note your assertion in response to prior comment 16 that the agreements with NTT and KDDI need not be filed because you consider them to have been made in the ordinary course of business. Please be advised that Instruction4(b) to the Exhibits of Form 20-F provides that a contract made in the ordinary course need not be filed unless it falls within one of the enumerated categories, one of which is a contract on which the company’s business is substantially dependent. Refer to Instruction 4(b)(ii). We therefore reissue our prior comment. Please file the agreements with NTT Communications, NTT East, NTT West and KDDI in an amended Form 20-F or provide us with a detailed analysis, using quantified terms, demonstrating that you are not substantially dependent on one or more of these contracts.

Response:	IIJ respectfully advises the staff that it analyzed its agreements with NTT and KDDI and it has concluded that they were made in the ordinary course of business and that it is not substantially dependent on any of those agreements due to the following reasons:
The backbone network of IIJ does not consist of a few physical lines provided under certain contracts, but it is an assembly of numerous physical lines. The physical lines are procured from different carrier and are not dependent on a single carrier. As shown in the table below, IIJ’s backbone network consists of 133 physical lines which are provided by carriers, such as NTT, KDDI and Softbank. The topology of the backbone network, in principal, is a mesh topology with redundancy, therefore the connection is secured and IIJ’s service will not be interrupted even if either one of the 133 physical lines fails.
The table below lists the total number of contracts comprising the IIJ’s backbone network as of October 2009. Each contract represents one physical line. The largest contract accounts for only approximately 5% of the total contracted amount.

Contracts comprising the IIJ’s backbone network
NTT	80
KDDI	29
Others	24
Total	133

Carriers such as NTT, KDDI and Softbank are regulated under Article 6 of the Telecommunications Business Law of Japan, pursuant to which any telecommunications carrier shall not discriminate unfairly in providing telecommunications services. Further, such telecommunications carriers are regulated to provide their services under agreements whose terms and conditions, including prices, are submitted to and approved by the Ministry of Internal Affairs and Communications of Japan. Accordingly, IIJ can procure physical line services without having to enter into any competitive negotiations with the telecommunications carriers in order to obtain any special terms of conditions.
If IIJ is unable to renew any of its contracts with either NTT or KDDI, IIJ could still continue to provide its services as IIJ can procure additional physical line services whenever it needs to increase the capacity of its backbone network. When doing so, IIJ just needs to submit an order form to any telecommunications carrier that offers the best terms or charges in the ordinary course of business. There are currently approximately 14 additional telecommunications carriers, including carriers such as subsidiaries of power electric companies, to choose from. A majority of the contracts that comprise IIJ’s backbone network are a one-year renewable contracts and IIJ can renew or upgrade its existing contracts or replace them with other telecommunications carrier services if they can be replaced with better terms in the ordinary course of business.
Accordingly, IIJ is not substantially dependent on a particular contract with either NTT or KDDI nor is the amount of a particular contract substantially large. Further, IIJ is neither substantially dependent on certain arrangement or relationship with a particular carrier or carriers because IIJ has the ability to replace its existing contracts with others under fair terms. As a result, IIJ believes that the agreements entered into with NTT and KDDI do not need to be filed as exhibits to IIJ’s Form 20-F.

Ms. Kathleen Collins
Item 17. Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
4.	We note your response to prior comment 11 where you acknowledge that the initial set-up fees should have been recognized over the expected period of service versus the contract period. Please clarify whether you intend to revise your accounting for such fees on a go forward basis.

Response:	IIJ respectfully advises the staff that IIJ intends to revise its accounting prospectively for initial set-up fees and will recognize the fees over the expected period of service beginning in the year ending March 31, 2010.
5.	We note from your response to prior comment 12 that you look to EITF 00-21 to determine the separate units of accounting for your systems development arrangements. We further note that revenue for the delivered items is deferred until the last element of the system construction contract is completed and accepted as the customer has the right to return all of the equipment or the system if all the elements of the contract are not completed. Please clarify whether you are applying SOP 81-1 or SAB 104 in recognizing the revenue for these arrangements and specifically address how you considered footnote 1 and paragraph 13 of SOP 81-1 in determining whether contract accounting should be applied so such arrangements. To the extent that you are applying SOP 81-1, tell us how you determined that the completed contract method (versus the percentage of completion) should be applied to these arrangements.

Response:	IIJ respectfully advises the staff that IIJ believes that SOP 81-1 and the completed-contract method should be applied to IIJ’s systems construction contracts as stated below.
Paragraph 13 of SOP 81-1 states as follows:
Contracts covered by the statement include, but are not limited to, the following:
•	Contracts in the construction industry, such those of general building, heavy earth moving, dredging, demolition, design-build contractors, and specialty contractors (for example, mechanical, electrical, or paving).

•	Contracts to design and build ships and transport vessels.

•	Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services to the performance of such contracts.

•	Contracts for construction consulting service, such as under agency contracts or construction management agreement.

•	Contracts for services performed by architects, engineers, or architectural or engineering design firms.
IIJ’s system construction contracts include consulting, project planning, system design, and development of network system to meet each of IIJ’s customers’ requirements. IIJ considered that these services have the same nature and character as the services performed by architects, engineers, or architectural or engineering design firms as enumerated in the paragraph 13 of SOP 81-1.
Footnote 1 of SOP 81-1states as follows:
“However, [...] it applies to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management.”
IIJ considered the services such as consulting, project planning and system design which are included in IIJ’s system construction contracts are what footnote 1 of SOP 81-1 refers as essential to the construction. Therefore, IIJ believes that SOP 81-1 should be applied to IIJ’s systems construction.
With respect to the adoption of the completed contract method, IIJ considered paragraph 31 of SOP 81-1, which states as follows:
The completed-contract method may be used as an entity’s basic accounting policy in circumstances in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method (for example, in circumstances in which an entity has primarily short-term contracts). Although this statement does not formally distinguish on the basis of length between long-term and short-term contracts, the basis for recording income on contracts of short duration poses relatively few problems. In accounting for such contracts, income ordinarily is recognized when performance is substantially completed and accepted.
The system construction which IIJ provides is basically completed within three months. For the year ended March 31, 2009, of IIJ’s total system construction, 91% in number of contracts completed within three months. In sales amount, 76% completed within three months and 94% completed within six months. Considering such short durations of arrangements, financial position and results of operations would not vary materially from those resulting from the use of the percentage-of-completion method. Therefore, IIJ believes that the completed-contract method should be applied to our system construction contracts.

Ms. Kathleen Collins
Note 7. Goodwill and Other Intangible Assets, page F-22
6.	We note your response to prior comment 13 where you state that it would “require a significant amount of costs for customers to transfer their developed internal network systems to other service providers.” Please explain further how this supports your determination that customer relationship intangibles have an indefinite useful life. In this regard, considering your contracts do not prohibit your customers’ ability to change service providers, explain further how you determined that such costs support your assumptions that acquired customer relationships will contribute to your cash flows indefinitely. In addition, tell us why you believe an attrition analysis covering two years is sufficient to establish a reasonable basis for concluding that these assets have an indefinite life and tell us how you determined the forecasted customer attrition rate used in your analysis. Also, while we note that at the time of appraisal and as of March 31, 2009, the Internet Protocol technology was not expected to be replaced by new technology innovations, explain further how you concluded that such technology will continue to contribute to your cash flows indefinitely.

Response:	IIJ respectfully advises the staff that IIJ believes the cost for customers to transfer their already developed network systems to other service providers will support our assumptions that acquired customer relationships will contribute to our cash flows indefinitely, because it implies that the competition is not a factor which limits the useful life of customer relationships. For our customers to transfer the already developed network system, it would require costs such as consultation fees for the new network system, removing and replacing costs of equipments from our facility to other service provider’s facility, configuration costs and other costs. There may also be additional costs for preparing and building up a systems operations scheme exclusively for the customer. This additional cost will provide us with advantages against other service providers because our customers will not likely spend such significant extra costs to transfer their already developed network system. Accordingly, competition is not a factor which limits the useful life of customer relationships, and our customers are expected to continuously renew their contracts with us.
IIJ respectfully advises the staff that in the prior response to prior comment 13, IIJ was not trying to explain that the attrition analysis covering two years is sufficient to establish a reasonable basis for concluding that these assets have an indefinite life. Instead, IIJ believes it would not be appropriate to assign certain years of definite useful life based on the low attrition rates which were computed from such short period of time. IIJ adopts the specific identification method as its accounting policy for the customer relationship. Under this specific identification method, IIJ specifically identifies each customer and performs an impairment analysis on an identified customer basis. If customers cancel their contract with us, we write down the customer relationship.
IIJ forecasted the customer attrition rate to continue to be low because the factors which IIJ explained in the prior response to prior comment 13, such as past experiences, rare bankruptcies in Japan and our strong customer base with mostly blue chip companies and governmental organization, are not expected to not change in the future.
However, subsequent to the filing of the 2009 Form 20-F, IIJ identified that there are scale downs or withdrawals from certain businesses and bankruptcies reflecting the deteriorating economic situation among our customers. Therefore, the attrition rate, which was very low until the fiscal year ended March 31, 2009, presumably may increase. IIJ is evaluating if these circumstances still continue to support an indefinite useful life for the year ending March 31, 2010.
IIJ also believes that Internet Protocol technology also supports our assumptions that acquired customer relationships will contribute to our cash flows indefinitely, because under the environment where replacing new technology innovation is not expected, the obsolescence of the current technology is not a factor which limits the useful life of customer relationship.

Ms. Kathleen Collins
Note 10. Income Taxes, page F-27
7.	We note your response to prior comment 14 where you indicate that the decrease in the valuation allowance in fiscal 2007 resulted, in part, from a decrease in the deferred tax asset of 1,299,395 thousand yen due to the utilization of net loss carryforwards. Please reconcile this information to the rate reconciliation table on page F-29 where you indicate that realization of tax benefit from operating loss carryforwards in fiscal 2007 was 2,163,531 thousand yen.

Response:	IIJ respectfully advises the staff that the realization of tax benefit from operating loss carryforwards in the fiscal year ended March 31, 2007 of 2,163,531 thousand yen is the largest component of the decrease in the deferred tax asset of 1,299,395 thousand yen. The decrease in the deferred tax asset of 1,299,395 thousand yen is broken down as follows:

Realization of tax benefit of operating net loss carryforwards	(2,163,531 thousand yen)

Increase in deferred tax assets relating to net loss on investments	505,250 thousand yen

Increase in deferred tax assets relating to retirement and pension cost	221,853 thousand yen

Increase in deferred tax asset relating to accrued expenses	139,420 thousand yen

Other	(2,387 thousand yen)

Total decrease in the deferred tax asset	(1,299,395 thousand yen)

8.	Please refer to prior comment 14. As previously requested, tell us how you considered including a discussion of the reasons for the material fluctuations in your valuation allowance for deferred tax assets for each year presented, either in the footnotes to the financial statements or in MD&A.

Response:	IIJ respectfully advises the staff that in both Item 5. “Operating results” and Note 10 “Income Taxes” of the consolidated financial statements of the 2009 Form 20-F, we have disclosed that we had started the consolidated tax declaration for the fiscal year ended March 31, 2009, which was the major factor of the fluctuation in valuation allowance. However, IIJ respectfully acknowledges the staff’s comment and advises the staff that, in future filings and starting with the Form 20-F for the year ending March 31, 2010, it will include in the footnotes to the financial statements or in the MD&A section, as appropriate, an extensive discussion of the reasons for the material fluctuations in IIJ’s valuation allowance for deferred tax assets for each year presented as we had provided in our prior response to prior Comment 14.
*     *     *     *     *

Ms. Kathleen Collins
IIJ acknowledges that:
•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Sincerely,
/s/ Akihisa Watai
Akihisa Watai
Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission) Izumi Akai Taniguchi Yoichiro Sandra Treusdell (Sullivan & Cromwell LLP)